SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sabine Oil & Gas Corporation (formerly Forest Oil Corporation)
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

346091705
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346091705	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,308,281
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 9,308,281
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,308,281
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.80%[1]
12	TYPE OF REPORTING PERSON PN; IA

[1] The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 119,374,111 shares of common stock outstanding as of November 6, 2014 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed on November 10, 2014.

CUSIP No. 346091705	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,308,281
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 9,308,281
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,308,281
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.80%[1]
12	TYPE OF REPORTING PERSON IN

[1] The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 119,374,111 shares of common stock outstanding as of November 6, 2014 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed on November 10, 2014.

CUSIP No. 346091705	13G/A	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Sabine Oil & Gas Corporation (formerly Forest Oil Corporation) (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 1415 Louisiana, Suite 1600, Houston, Texas 77002.

Item 2(a).	NAME OF PERSON FILING

This statement is being jointly filed by Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital") and Mr. Boaz R. Weinstein (together, the "Reporting Persons') with respect to the ownership of the shares of Common Stock (as defined in Item 2(d)) by Saba Capital Master Fund Ltd. ("SCMF"), Saba Capital Master Fund II, Ltd. ("SCMF II"), Saba Capital Leveraged Master Fund Ltd. ("SCLMF"), Saba Capital Partners (Cayman), L.P., ("SCP") and Saba Capital Series LLC Series 1 ("SCS").[2]

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2015, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of Saba Capital and Mr. Weinstein is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

2 Saba Capital is the investment manager of SCMF, SCMF II, SCLMF, SCP and SCS and by virtue of such status may be deemed to be the beneficial owner of the securities held by SCMF, SCMF II, SCLMF, SCP and SCS. Saba Capital Management GP, LLC (“Management”) is the general partner of Saba Capital and as a result may be deemed to be the beneficial owner of the securities held SCMF, SCMF II, SCLMF, SCP and SCS. Boaz R. Weinstein is a member of Management and has voting and investment power with respect to the securities held by SCMF, SCMF II, SCLMF, SCP and SCS and may be deemed to be a beneficial owner of the securities held by SCMF, SCMF II, SCLMF, SCP and SCS.

CUSIP No. 346091705	13G/A	Page 5 of 8 Pages

Item 2(c).	CITIZENSHIP

Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.10 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER

346091705

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________

CUSIP No. 346091705	13G/A	Page 6 of 8 Pages

Item 4.	OWNERSHIP
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 346091705	13G/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 17, 2015

SABA CAPITAL Management, L.P.

By: /s/ Robert K. Simonds
Name: Robert K. Simonds
Title: Authorized Signatory

BOAZ R. WEINSTEIN

By: /s/ Robert K. Simonds
Title: Attorney-in-fact

CUSIP No. 346091705	13G/A	Page 8 of 8 Pages

FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 17, 2015

SABA CAPITAL Management, L.P.

By: /s/ Robert K. Simonds
Name: Robert K. Simonds
Title: Authorized Signatory

BOAZ R. WEINSTEIN

By: /s/ Robert K. Simonds
Title: Attorney-in-fact